INOVA TECHNOLOGY
2300 W. Sahara Ave. Suite 800 Las Vegas, NV 89102

October 18, 2011

Re: October 12 comment letter

Ms. Ransom,

Below are the responses to your letter:

Revised Preliminary Proxy Statement on Schedule 14A

1.

We note your response to comment four in our letter dated September 16, 2011 and we reissue the comment. We still are unclear which transactions the certificates are intended to represent. In addition, we do not understand the references in your response to “150,000,000 shares post change” and “[t]he ‘second certificate’ is page 2 of the filing.”

Attached to this correspondence filing is the corrected Nevada Amendment to the Articles of Incorporation form 78.209 indicating 150,000,000 shares post change. This is for the November, 2010 change from 7,500,000 shares to 150,000,000 shares as a result of the 20:1 forward split.

The “second certificate” is the 2008 Nevada Amendment to the Articles of Incorporation form 78.209 indicating 7,500,000 shares post change. This is for the November, 2008 change from 3,000,000,000 shares to 7,500,000 shares as a result of the 400:1 split. Your September 16 letter indicated this should be filed with our 10K.

Exhibits 31.1 and 31.2

2.

Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. We note that paragraph four of the certification required by Exchange Act Rule 13a-14(a) does not include the clause referring to internal control over financial reporting. In addition, for example, please refer to “registrant” instead of “small business issuer” throughout. Please file an amendment to the Form 10-Q for the period ending July 31, 2011 that includes the entire periodic report and corrected certifications.

We have filed an amended 10Q to reflect these changes:

We acknowledging that:

[ ]	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

[ ]	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[ ]	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 617-549-9220 if you have further questions.

Regards,

/s/ Bob Bates
Bob Batse

Bob Bates, CFO